UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_____

FORM 8-K

CURRENT REPORT
**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

March 8, 2011
(Date of Report, Date of Earliest Event Reported)

Stage Stores, Inc.
(Exact Name of Registrant as Specified in Charter)

1-14035
(Commission File Number)

NEVADA   **91-1826900**
(State or Other Jurisdiction of Incorporation)   (I.R.S. Employer Identification No.)

10201 Main Street, Houston, Texas   **77025**
(Address of Principal Executive Offices)   (Zip Code)

(800) 579-2302
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-12(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

On March 8, 2011, Stage Stores, Inc. (the "Company") issued a News Release announcing its financial results for the fourth quarter and for the fiscal year 2010. Additionally, the Company provided first quarter and full year 2011 sales and earnings guidance. A copy of the News Release is attached to this Form 8-K as Exhibit 99.

This information shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference to such filing.

Item 8.01   Other Events

On March 8, 2011, and in the same News Release referred to in Item 2.02, above, the Company announced that its Board of Directors has approved a new Stock Repurchase Program which authorizes the Company to repurchase up to $200 million of its outstanding stock.

Item 9.01   Financial Statements and Exhibits

(d)   Exhibits

99   News Release issued by Stage Stores, Inc. on March 8, 2011, announcing its financial results for the fourth quarter and for the fiscal year 2010 and providing first quarter and full year 2011 sales and earnings guidance and also announcing that its Board of Directors has approved a new Stock Repurchase Program which authorizes the Company to repurchase up to $200 million of its outstanding stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

STAGE STORES, INC.

March 9, 2011   /s/ Oded Shein
   (Date)   Oded Shein
                                                 Chief Financial Officer